September 14, 2010

VIA EDGAR AND FACSIMILE (202) 772-9198

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E., Mail Stop 4720

Washington, D.C. 20549

Attention:	Laura Crotty
Division of Corporation Finance

Re:	Opexa Therapeutics, Inc.
Request to Withdraw Registration Statement on Form S-3 filed October 9, 2009 and
Amendment No. 1 to Registration Statement on Form S-3/A filed October 30, 2009
SEC File No. 333-162397

Ladies and Gentlemen:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Opexa Therapeutics, Inc. (the “Company”) respectfully requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal of its Registration Statement on Form S-3 and Pre-Effective Amendment No. 1 to Registration Statement on Form S-3/A (File No. 333-162397), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on October 9, 2009 and October 30, 2009, and never became effective under the Securities Act.

The Company confirms that no securities have been sold or will be sold pursuant to the Registration Statement. The Company is requesting withdrawal of the Registration Statement because it is no longer pursuing the registration of securities included therein. The Company requests, in accordance with Rule 457(p) under the Securities Act, that all fees paid to the Commission in connection with the filing of the Registration Statement be credited to the Company’s account to be offset against the filing fee for any future registration statement. The Company believes that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors. Accordingly, the Company hereby respectfully requests that an order granting the withdrawal of the Registration Statement be issued by the Commission as soon as reasonably practicable.

Please provide a copy of the order granting withdrawal via facsimile to our counsel, Patty DeGaetano of Pillsbury Winthrop Shaw Pittman LLP, at (858) 509-4010. If you have any questions regarding this request, please do not hesitate to contact our counsel at (858) 509-4033.

Very truly yours,

/s/ Neil K. Warma

Neil K. Warma

President and Chief Executive Officer

cc: Pillsbury Winthrop Shaw Pittman LLP

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